UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

JMU Limited(1)
(Name of Issuer)
Ordinary shares, par value $0.00001 per share
(Title of Class of Securities)
46647L 105(2)
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Formerly known as Wowo Limited.

(2) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 18 ordinary shares of the Issuer.

CUSIP NO.: 46647L 105

(1)		NAME OF REPORTING PERSONS
CDH Barley Limited (“CDH Barley”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5) SOLE VOTING POWER
78,362,511 Ordinary Shares[1] (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
78,362,511 Ordinary Shares[1] (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,362,511 Ordinary Shares[1]
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%[2]
(12)		TYPE OF REPORTING PERSON
CO

1 Includes 5,922,792 ordinary shares, par value US$0.00001 per share, of the Issuer (“Ordinary Shares”) held in the form of 329,044 American Depositary Shares (“ADSs”), one of which represents 18 Ordinary Shares.

2 As a percentage of 1,476,208,670 Ordinary Shares issued and outstanding as of December 31, 2016.

CUSIP NO.: 46647L 105

(1)		NAME OF REPORTING PERSONS
CDH Venture Partners II, L.P. (“CDH Venture”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5) SOLE VOTING POWER
78,362,511 Ordinary Shares[1] (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
78,362,511 Ordinary Shares[1] (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,362,511 Ordinary Shares[1]
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%[2]
(12)		TYPE OF REPORTING PERSON
PN

1 Includes 5,922,792 Ordinary Shares held in the form of 329,044 ADSs, one of which represents 18 Ordinary Shares.

2 As a percentage of 1,476,208,670 Ordinary Shares issued and outstanding as of December 31, 2016.

CUSIP NO.: 46647L 105

(1)		NAME OF REPORTING PERSONS
CDH Venture GP II Company Limited (“CDH GP”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5) SOLE VOTING POWER
78,362,511 Ordinary Shares[1] (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
78,362,511 Ordinary Shares[1] (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,362,511 Ordinary Shares[1]
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9)
5.3%[1]
(12)		TYPE OF REPORTING PERSON
CO

1 Includes 5,922,792 Ordinary Shares held in the form of 329,044 ADSs, one of which represents 18 Ordinary Shares.

2 As a percentage of 1,476,208,670 Ordinary Shares issued and outstanding as of December 31, 2016.

CUSIP NO.: 46647L 105

Item 1(a).	Name of Issuer:

JMU Limited (the “Issuer”), formerly known as Wowo Limited.

Item 1(b).	Address of Issuer's Principal Executive Offices:

North Guoquan Road 1688 Long

No. 75, Building A8, 6F

Yangpu District

Shanghai

People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a) CDH Barley Limited;

(b) CDH Venture Partners II, L.P.; and

(c) CDH Venture GP II Company Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For CDH Barley:

Kingston Chambers

P.O. Box 173, Road Town, Tortola

British Virgin Islands

For CDH Venture:

Ugland House, P.O. Box 309GT

George Town, Grand Cayman

Grand Cayman, KY1-1104

Cayman Islands

For CDH GP:

Ugland House, P.O. Box 309GT

George Town, Grand Cayman

Grand Cayman, KY1-1104

Cayman Islands

Item 2(c).	Citizenship:

CDH Barley is a British Virgin Islands company.

CDH Venture is a Cayman Islands limited liability partnership.

CDH GP is a Cayman Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.00001 per share.

Item 2(e).	CUSIP Number:

46647L 105 (ADSs of the Issuer)

CUSIP NO.: 46647L 105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the ordinary shares of the Issuer by each of the reporting persons as of December 31, 2016:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
CDH Barley	78,362,511(2)	5.3%	78,362,511	0	78,362,511	0
CDH Venture	78,362,511(2)	5.3%	78,362,511	0	78,362,511	0
CDH GP	78,362,511(2)	5.3%	78,362,511	0	78,362,511	0

(1) As a percentage of 1,476,208,670 Ordinary Shares issued and outstanding as of December 31, 2016.

(2) Represents 78,362,511 Ordinary Shares held by CDH Barley, including 5,922,792 Ordinary Shares held in the form of 329,044 ADSs, one of which represents 18 Ordinary Shares. CDH Barley is 100% owned by CDH Venture, whose general partner is CDH GP. CDH GP has the power to direct CDH Venture as to the voting and disposition of shares directly and indirectly held by CDH Venture. CDH Venture and CDH GP may also be deemed to have the sole voting power and sole dispositive power with respect to the ordinary shares of the Issuer held by CDH Barley. The voting and investment power of the Issuer’s ordinary shares held by CDH Barley is exercised by the investment committee of CDH GP, which consists of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu may be deemed to share beneficial ownership of the ordinary shares of the Issuer directly held by CDH Barley. Each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu disclaims the beneficial ownership of any of the ordinary shares of the Issuer directly held by CDH Barley, except to the extent of their pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

CDH Barley Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture Partners II, L.P.

By: CDH Venture GP II Company Limited,
its general partner

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture GP II Company Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.00001 per share, of JMU Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 6, 2017.

CDH Barley Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture Partners II, L.P.

By: CDH Venture GP II Company Limited,
its general partner

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture GP II Company Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Joint Filing Agreement to Schedule 13G]